UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q

[ ] Form N-SAR

                               For Period Ended September 30, 2006

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

 Wellstone Filters, Inc.

Full Name of Registrant

Former Name if Applicable

250 Crown Boulevard

Address of Principal Executive Officer (Street and Number)

Timberlake, NC 27583

City, State and Zip Code

(336)-597-8300

Phone

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be  completed.  (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be

                  eliminated without unreasonable effort or expense;

         (b)      The subject annual report or semi-annual report/portion

                  thereof will be filed on or

[X]               before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report/portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

         (c)      The accountant's statement or other exhibit required by Rule

                  12b-25(c) has been

                  attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or  portion  thereof,  could not be filed  within the  prescribed  time period.

        Due to officers being out of town documents late to auditors.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notifications:

          Jehu Hand                                  (949)       489-2400

         (Name)                                   (Area Code) (Telephone Number)

(2)      Have all other periodic  reports  required under Section 13 or 15(d) of the  Securities  Exchange  Act of 1934 of Section 30 of the  Investment

         Company Act of 1940 during the preceding 12 months (or for such           shorter)  period that the registrant was required to file such reports)

         been filed? If answer is no, identify report(s).

                                              [X] Yes  [ ] No

(3)      Is it anticipated that any significant  change in results of operations from  the  corresponding  period  for  the  last  fiscal  year  will be reflected  by the  earnings  statements  to be  included in the subject report or portion thereof?

                                      [ ] Yes  [X] No

If  so,  attach  an  explanation  of  the  anticipated change, both narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Wellstone Filters, Inc.

                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned  hereunto duly authorized.

Date: November 15 2006                                  By: /s/ L J. Hand

Chief Executive Officer